

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 19, 2017

Via E-mail
Carmine Catizone
Chief Executive Officer
Gotham Capital Holdings, Inc.
266 Cedar Street
Cedar Grove, NJ 07009

   Re: Gotham Capital Holdings, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed March 28, 2017
     File No. 000-50773

Dear Mr. Catizone:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Brigitte Lippmann (for)

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel
        and Mining

cc: Zachary Walker, Esq.
   J.M. Walker & Associates